Exhibit 99.1

GENFIT to Present Update on Scientific and Corporate Progress at The Liver Meeting® 2023

•	GENFIT to lead 3 key events on ACLF during AASLD:
o	ACLF Day for Investors/Analysts on November 11, 2023
o	Patient Advocacy Council meeting on November 11, 2023
o	ACLF Investigator event on November 12, 2023
•	Detailed interim data from the ELATIVE® Phase 3 results evaluating elafibranor in PBC to be presented by GENFIT’s partner Ipsen, in a late breaking oral session on November 13, 2023
•	GENFIT to present new data on its NASH1 diagnostics technology

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland), November 2 2023 - GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and severe liver diseases, today announced that it will present an update on its scientific and corporate progress at The Liver Meeting® 2023 organized by the American Association for the Study of Liver Diseases (AASLD), which will take place in Boston, MA (USA) from November 10-14, 2023.

GENFIT to lead 3 key events on Acute on Chronic Liver Failure (ACLF) during AASLD

ACLF Day

GENFIT will host an Investor/Analyst event on Saturday, November 11, 2023 at 12.30pm ET in Boston with the participation of key stakeholders:

•	Dr. Jennifer Lai (MD, MBA, FACP, Transplant hepatologist, University of California, San Francisco (UCSF), USA) will present the ACLF disease state, patient journey and unmet medical needs in ACLF
•	Robert Stolper, Managing Principal and Pierre-Antoine Andre, Vice President from IQVIA will present the ACLF market opportunity

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1 At EASL Congress in June 2023 it was announced that nonalcoholic steatohepatitis (NASH) would now be referred to as Metabolic dysfunction-associated steatohepatitis (MASH). Nonalcoholic fatty liver disease (NAFLD) will now be referred to as metabolic dysfunction-associated steatotic liver disease (MASLD). GENFIT is progressively transitioning its documentation over to this new nomenclature and both NASH and MASH terms may appear in our documents during this period.

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ACLF Investigator Event

GENFIT will host an ACLF Investigator event on Sunday, November 12, 2023 at 6.30pm ET at the Hilton Boston Back Bay, Westminster. Participants include study investigators, principal investigators and other healthcare professionals from the US, France, Germany and the UK.

Patient Advocacy Council Meeting

Two Patient Advocacy Council sessions will be held on Saturday November 11, 2023. Topics on the agenda include developing a robust patient engagement plan with a specific focus on ACLF, and further initiatives to facilitate patient access to innovative medicine through clinical trials and patient perspectives and insights. Participants in this event include Dr. Jennifer Lai (MD, MBA, FACP) and the Global Liver Institute.

Interim data disclosure for the ELATIVE® Phase 3 trial evaluating elafibranor in PBC

Ipsen will present the full 52-week results from the ELATIVE® Phase 3 trial evaluating elafibranor in Primary Biliary Cholangitis (PBC) in a late-breaking oral session (Abstract #484, Monday, November 13 at 4.45pm ET).

Following the late-breaker presentation of the ELATIVE® Phase 3 interim results, Ipsen plans to host a conference call for analysts and investors on Tuesday November 14 at 4.00pm CET / 10.00am ET. Joining the event will be Dr. Christopher Bowlus, Lena Valente Professor and Chief of the Division of Gastroenterology and Hepatology at the University of California Davis School of Medicine, presenter of the late-breaker session.

GENFIT’s NASH diagnostics technology presentations

GENFIT will present new data on its NASH diagnostics technology, including:

•	Performances of NIS2+™ and other non-invasive tests for the detection of at-risk NASH along the BMI (Body Mass Index) spectrum (Poster #2089-A)
•	The impact of BMI on NIS2+™ and established non-invasive tests for the evaluation of non- alcoholic liver disease (15’ Oral Presentation #238, Pr. Sven Francque)
•	The sequential use of FIB-4 and NIS2+™ for an accurate detection of non-cirrhotic at-risk NASH patients for enrollment in NASH clinical trials (Poster of Distinction #2100-A)[2]
•	NIS2-mice, an adaptation of the clinical NIS2+™ diagnostic test for the detection of NAS ≥4 & F ≥2 in GAN diet-induced obese and biopsy confirmed mouse model of NASH with advanced fibrosis (Poster #2082-A, in collaboration with Gubra)

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2 Abstract identified as “Poster of Distinction.” These are classified as being in the top 5% of scored poster abstracts and will receive special recognition in the Poster Hall.

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LabCorp Product Theater

LabCorp, GENFIT’s commercial partner for its diagnostics technology, will also host a Product Theater, highlighting recent data for NIS4® and NIS2+™ technology and their use in patient management, as well as in clinical trials. A 30-minute presentation will be held with Dr. Stephen Harrison speaking on Monday, November 13 from 1:30-2:00 PM ET at the Plaza Level exhibit hall (Product Theater #2).

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ABOUT AASLD

AASLD is the leading organization of scientists and health care professionals committed to preventing and curing liver disease. AASLD fosters research that leads to improved treatment options for millions of liver disease patients. They advance the science and practice of hepatology through educational conferences, training programs, professional publications, and partnerships with government agencies and sister societies.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases characterized by high unmet medical needs. GENFIT is a pioneer in liver disease research and development with a rich history and strong scientific heritage spanning more than two decades. Today, GENFIT has a growing and diversified pipeline with programs at various development stages. The Company’s area of focus is Acute on Chronic Liver Failure (ACLF). Its ACLF franchise consists of five assets in development: VS-01, NTZ, SRT-015, CLM-022 and VS-02-HE. These are all based on differentiated mechanisms of action leveraging complementary pathways. Other assets target other life-threatening disease indications such as cholangiocarcinoma (CCA) and Urea Cycle Disorders (UCD)/Organic Acidemias (OA). GENFIT’s track record in bringing early-stage assets with high potential to late development and pre- commercialization stages is highlighted in the successful 52-week Phase 3 ELATIVE® trial evaluating elafibranor in PBC. Beyond therapeutics, GENFIT’s pipeline also includes a diagnostic franchise focused on MASH (previously known as NASH) and ammonia. GENFIT has facilities in Lille and Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). In 2021, IPSEN became one of GENFIT’s largest shareholders and holds 8% of the company’s share capital. For more information, visit www.genfit.com

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FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to GENFIT, including, but not limited to statements about the clinical performance of GENFIT’s NASH diagnostics technology. The use of certain words, including “believe”, “potential,” “expect”, “target”, “may” and “will” and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, potential commercial success of elafibranor if approved, exchange rate fluctuations, our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 “Main Risks and Uncertainties” of the Company’s 2022 Universal Registration Document filed with the AMF on April 18, 2023, which is available on the Company’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”) including the Company’s 2022 Annual Report on Form 20-F filed with the SEC on April 18, 2023 and subsequent filings and reports filed with the AMF or SEC, including the Half- Year Business and Financial Report at June 30, 2023 or otherwise made public, by the Company.

CONTACT

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

GENFIT | Press relations

Stephanie Boyer | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

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